

TESCO

Press release

2 December 2008

TESCO PLC

THIRD QUARTER INTERIM MANAGEMENT STATEMENT

GROUP SALES GROW BY 11.7%

Chief Executive, Terry Leahy commented:

"Tesco has maintained solid progress in sales and profits during the third quarter across the Group. We are pleased with our progress but we are also realistic - the current economic climate, and the strain this is putting on consumers everywhere, is something that all businesses are feeling, including ours.

Overall, double-digit sales growth has continued, with International delivering a particularly strong performance, despite slowing demand in some European markets. The UK has again done well - with 300,000 more customers a week and improving volume growth in our core food categories, driven by the early success of our new 'Discounter' products and related changes - and with non-food sales holding steady.

We are adjusting the business to meet the new challenges - focusing on becoming even cheaper for customers, keeping our costs low to help us to do this and managing our balance sheet and cash carefully. As we apply all the resources of the Group to these priorities, I remain confident that Tesco can maintain a strong business performance and pursue its long term strategy even in tough times."

GROUP SALES

Group sales for the thirteen weeks ending 22 November 2008 increased by 11.7%, driven by all five parts of our strategy. Despite the stronger economic headwinds in our major markets, our rapidly expanding international operations have delivered excellent growth, the core UK business has made solid progress and our non-food ranges - helped by Tesco Direct - have performed remarkably well in very subdued conditions.

Our retailing services are continuing to attract new customers through a strong pipeline of new products, combined with our growing presence on the internet. The expected completion in the next few weeks of our acquisition of the remaining 50% of Tesco Personal Finance (TPF) from Royal Bank of Scotland Group will mean that we can press on with our exciting growth plans in that market.

STRONG INTERNATIONAL PERFORMANCE

International sales were up 28.1% at actual exchange rates and by 14.6% at constant rates. This included a particularly strong performance in Asia, where sales grew by 29.4%, helped by the Homever acquisition and in spite of the depreciation of the Korean Won against Sterling.

We have seen strong growth in all our European markets, although favourable exchange rate movements have contributed significantly to this - and growth at constant rates slowed to 6%. Despite the economic slowdown in some of our markets, our businesses have done well, particularly in food and grocery categories, and we have seen good market share gains.

We remain on track to deliver a substantial programme of new store openings this year, which will provide around eight million square feet of new selling space in International.

Our prudent decision to maintain, rather than accelerate our current rate of new store expansion in the United States (US), given the severity of the economic slowdown in some geographic markets there, will mean that we will open 0.5 million square feet for Fresh & Easy during the second half. Our early US stores have now moved strongly into like-for-like growth and the performance of Fresh & Easy overall continues to be pleasing.

SOLID GROWTH IN UK

We are making solid progress in the UK in the face of challenging market conditions, particularly in non-food. Total sales grew by 5.9% in the quarter, with like-for-like sales up by 3.2%, including petrol. Excluding petrol, like-for-like sales rose by 2.0%.

Inflation, excluding petrol, reduced substantially in the quarter, and is declining more rapidly in Tesco than in the wider market as we seek to help customers to spend less by reducing prices and making more affordable products available, including through the recent launch of our new 'Discounter' products and related range and price changes.

These products have been introduced with prices significantly lower than comparable brands and already represent over 5% of our UK food and grocery sales - demonstrating that customers see them as offering great value. The launch represents the biggest single change to our ranges since Value lines were introduced in 1993. By giving customers more affordable choices, we have deflated our sales during the quarter by between two and three percentage points. As a result, over 300,000 more customers are shopping with us every week and we are also beginning to see strongly improving sales volumes. This is an important change as inflation begins to subside across the industry.

Non-food sales, whilst holding back our overall growth and showing a small decline on a like-for-like basis, remained positive overall, showing that Tesco's excellent value general merchandise retains a strong appeal to customers even in difficult times. This performance was significantly better than the market as a whole for non-food.

Net new stores, excluding petrol, contributed 2.9% to overall sales growth (2.7% including petrol). Tesco Direct and our tesco.com internet grocery business have both delivered very strong sales in the quarter.

We have been able to deliver some £90m of additional cost savings above our original target for the year in the UK alone, putting us in a strong position to continue to invest in improving the Tesco shopping trip for customers.

FINANCIAL POSITION

The business has sufficient financing in place to achieve planned growth. With the success of our recent £2.4bn Eurobond issue and the provision of additional banking facilities (which remain undrawn), we can comfortably cover our financing needs for the next year, including the funding of the TPF and Homever acquisitions. We have no significant bond maturities in 2008/9 and only £300m of maturities in 2009/10, with an average overall debt maturity of 13 years.

The Group was already planning to be cash positive during the second half of the current financial year before the two acquisitions and, in recognition of the changed financial and economic climate, we also now intend to reduce capital expenditure next year to below £4 billion.

Contacts:-

Investor Relations:	Steve Webb	01992 644 800
Press	Jonathan Church	01992 646 606
	Angus Maitland	020 7379 5151

An interview about the third quarter - with Sir Terry Leahy - is available now to download in video, audio and transcript form at www.tesco.com/investorcentre.

END